

December 28, 2023

Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1800 Larimer Street
Suite 1800
Denver, Colorado 80202

> **Re: Heartland Financial USA, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-15393**

Dear Bryan R. McKeag:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Lending Activities

1. We note the tabular disclosure detailing the composition of your gross loan portfolio, which includes owner occupied and non-owner occupied commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your owner occupied and non-owner occupied CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Deposits

2. We note your disclosure that the Company had wholesale deposits totaling $2.06 billion at December 31, 2022. Please revise your disclosures, in future filings, for the following.
   - Clarify whether these represent brokered deposits, or separately quantify the amount of brokered deposits held by the Company at each reporting period.
   - Include a risk factor discussing the related risks and other pertinent factors surrounding the use of these deposits, including any regulatory considerations.
   - Discuss any related impacts the wholesale, institutional and/or brokered deposits have on your funding costs and net interest margin.
   - To the extent applicable, disclose whether you have policies or internal limits regarding concentrations in wholesale, institutional, brokered and / or uninsured deposits, in total or by type of depositor, and whether you have complied with any such internal requirements for the periods presented.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

3. We note your disclosures discussing various key assumptions associated with your net interest margin sensitivity. These assumptions include the timing and magnitude of changes in interest rates, current portfolio rates, existing maturities, repricing opportunities and market interest rates, in addition to prepayments and growth under different interest rate assumptions. Please revise your disclosures, in future filings, to fully describe and define the various identified inputs and assumptions supporting your market risk presentations and sensitivity disclosures. In addition, provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself. See Item 305(a)(1)(ii)(B) of Regulation S-K.

4. Please also expand your disclosures, in future filings, to include a discussion of your deposit beta and/or cumulative deposit beta to the extent that it is monitored and used by management. In this regard, we note the discussion of deposit beta trends in your earnings call presentation slides (e.g., slide 8 of Exhibit 99.2 from the October 30, 2023 Form 8-K). In addition, include a discussion of how the metric is used, how it has changed from period to period and how it is calculated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance